ACKNOWLEDGEMENT

To: Securities and Exchange Commission

Pure Pharmaceuticals Corp. (the “Company”) hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in its flings;

  staff comments or changes to disclosure in response to staff comments in its filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to such filings; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated this 16th day of April, 2010.

Pure Pharmaceuticals Corporation

Per:	/s/ Roger Gordon
Roger Gordon, Director